SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934
                          (Amendment No. 1) *


                          ROY F. WESTON, INC.

                        COMMON STOCK - SERIES A

                               961137106



                                             __
Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 4

CUSIP NO. 961137106           13G                      PAGE 2 OF 4


1.   NAME OF REPORTING PERSON - SS OR IRS IDENTIFICATION NO. OF ABOVE
     PERSON

     Radnor Capital Management, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

     N/A

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OR ORGANIZATION

     Radnor, Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORT PERSON WITH:

5.   SOLE VOTING POWER:            326,000

6.   SHARED VOTING POWER:          N/A

7.   SOLE DISPOSITIVE POWER:       326,000

8.   SHARED DISPOSITIVE POWER:          N/A

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     326,000

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDED CERTAIN
     SHARES *

     N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.4%

12.  TYPE OF REPORTING PERSON *

     IA
                                                  PAGE 3 OF 4


                              13G FILING


Item 1 (a)          Name of Issuer:
               Roy F. Weston, Inc.


Item 1 (b)          Address of Issuer's Principal Executive Offices:
               1 Weston Way
               West Chester, PA  19380

Item 2 (a)          Name of Person Filing:
               Radnor Capital Management, Inc.


Item 2 (b)          Address of Principal Business Office:
               Two Radnor Corporate Center
               100 Matsonford Road, Suite 250
               Radnor, PA  19087

Item 2 (c)          Citizenship:
               N/A


Item 2 (d)          Title of Class of Securities:
               Common Stock - Series A


Item 2 (e)          CUSIP Number:
               961137106

Item 3 This statement is filed pursuant to Rules 13d-1(b) and 13d-2(b) and the filing person is an:
                    (e) Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940

Item 4         Ownership:
               (a) Amount Beneficially Owned:  326,000
               (b) Percent of Class:  4.4%
               (c) Number of shares as to which such person has:
                    (i)  sole power to vote or to direct the vote:
326,000
                    (ii)      shared power to vote or to direct the
vote:  N/A
                    (iii) sole power to dispose or to direct the disposition of: 326,000
                    (iv) shared power to dispose or to direct the disposition of: N/A
                                                 ___
Item 5         Ownership of Five Percent or Less of a Class: / X /
Less than 5%
                                             PAGE 4 OF 4


Item 6         Ownership of More than Five Percent on Behalf of Another
Person:  N/A


Item 7 Identification and Classification of the subsidiary Which Acquired the Security Being Reported on by the parent Holding Company: N/A

Item 8         Identification and Classification of Members of the
Group: N/A


Item 9         Notice of Dissolution of Group: N/A

Item 10        Certification



By signing below, I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13, 1996
Date


By __________________________________
Signature


Robert C. Bodine, Jr. / Chairman
Name/Title